# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sleep Number Corp, CIK 0000827187
CUSIP: 83125X103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1001 THIRD AVENUE SOUTH, MINNEAPOLIS, Minnesota (MN), 55404
Date of event which requires filing of this statement: 08/06/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001193805-23-001215
Filed by CIK 0001105087
Persons authorized to receive notices and communications: STADIUM CAPITAL MANAGEMENT, 199 Elm Street, New Canaan, Connecticut (CT), 06840-5321, 203-972-8235; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- STADIUM CAPITAL MANAGEMENT LLC (CIK 0001105087): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,616,459; sole dispositive power 0; shared dispositive power 2,616,459; aggregate amount beneficially owned 2,616,459 (11.5% of the class)
- Stadium Capital Management GP, L.P. (CIK 0001580925): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,616,459; sole dispositive power 0; shared dispositive power 2,616,459; aggregate amount beneficially owned 2,616,459 (11.5% of the class)
- Stadium Special Opportunity I, L.P. (CIK 0001987945): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 401,459; sole dispositive power 0; shared dispositive power 401,459; aggregate amount beneficially owned 401,459 (1.8% of the class)
- STADIUM CAPITAL PARTNERS L P (CIK 0001076204): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,215,000; sole dispositive power 0; shared dispositive power 2,215,000; aggregate amount beneficially owned 2,215,000 (9.7% of the class)
- SEAVER ALEXANDER M (CIK 0001473106): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,616,459; sole dispositive power 0; shared dispositive power 2,616,459; aggregate amount beneficially owned 2,616,459 (11.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Sleep Number Corp
Address of issuer's principal executive offices: 1001 THIRD AVENUE SOUTH, MINNEAPOLIS, Minnesota (MN), 55404

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

During 2023 and 2024, the Reporting Persons expressed their deep concerns about the Issuer's corporate governance and operational leadership, privately at first, and publicly after being left with no other choice. The Issuer has since made significant changes to its Board and leadership team. With a smaller and more effective Board, and with the hiring of the Issuer's new CEO, Linda Findley, the Reporting Persons believe the Issuer is now positioned for operational success and appropriately focused on unlocking the massive potential for shareholder value creation. The Reporting Persons have met extensively with Ms. Findley and her new team over the last several months and are deeply impressed by Ms. Findley, her strategy and the turnaround actions the Issuer has taken under her leadership. Ms. Findley and the newly configured team are executing with sharp focus and an urgency appropriate for the situation. The turnaround of the Issuer is well underway. The Reporting Persons have always admired the Issuer's differentiated products, powerful distribution channel strategy and loyal customer base. The Reporting Persons now believe the Issuer is set to exploit these real advantages. The Reporting Persons fully support Ms. Findley and her team and look forward to working constructively with her and the improved Board.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The responses of the Reporting Persons to rows 11 and 13 on the cover pages of this Amendment No. 8 to the Schedule 13D with respect to the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons are incorporated herein by reference. As of the date hereof, the Reporting Persons collectively beneficially own 2,616,459 Shares, representing approximately 11.5% of the outstanding Shares. The percentages reported herein relating to beneficial ownership of Shares are based upon 22,771,000 Shares outstanding as of June 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2025.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

There have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days.

## Signatures
- STADIUM CAPITAL MANAGEMENT LLC: /s/ Alexander M. Seaver, Alexander M. Seaver, Manager (08/06/2025)
- Stadium Capital Management GP, L.P.: /s/ Alexander M. Seaver, Alexander M. Seaver, Manager of its General Partner (08/06/2025)
- Stadium Special Opportunity I, L.P.: /s/ Alexander M. Seaver, Alexander M. Seaver, Manager of the General Partner of its General Partner (08/06/2025)
- STADIUM CAPITAL PARTNERS L P: /s/ Alexander M. Seaver, Alexander M. Seaver, Manager of the General Partner of its General Partner (08/06/2025)
- SEAVER ALEXANDER M: /s/ Alexander M. Seaver, Alexander M. Seaver (08/06/2025)